

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 8, 2017

Mr. Paul A. Jacobson
Chief Financial Officer
Delta Air Lines, Inc.
PO Box 20706
Atlanta, GA 30320

> **Re:** **Delta Airlines, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed February 13, 2017**
> **File No. 001-05424**

Dear Mr. Jacobson:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure